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                                                           Exhibit 99(A)(5)(III)

                                                                    News Release

[LOGO OF GRUBB & ELLIS]



FOR IMMEDIATE RELEASE                                 Contact:    Noeleen Colgan
                                                                  847.753.7594


   Grubb & Ellis Company Announces Commencement of its Previously Announced

        Tender Offer for Up To Seven Million Shares of Its Common Stock


NORTHBROOK, Ill., Dec. 15, 2000 -- Grubb & Ellis Company (NYSE: GBE) today commenced its previously announced tender offer for up to 7 million shares of the company's outstanding common stock at a price of $7 per share. The price represents a 27 percent premium over the December 13, 2000 closing share price of $5.50 per share. The company currently has approximately 20 million shares outstanding.

     The tender offer commenced today, December 15, 2000, and will expire at 5:00 p.m. EST, on January 17, 2001, unless extended by the company. Tender offer material is being mailed to stockholders today. The tender offer is available to all company stockholders, vested option holders and warrant holders, including holders of shares held in employee benefit plans. It is subject to various terms and conditions described in the tender offer materials distributed to stockholders, including obtaining sufficient financing to purchase the shares pursuant to the offer.

     Certain stockholders have indicated that they intend to tender an aggregate of approximately 15.6 million shares including shares issuable upon the exercise of certain vested options and warrants. Therefore, it is expected that tendered shares will be purchased on a pro rata basis, except for "odd lots" of less than 100 shares which will be purchased on a priority basis.

GRUBB & ELLIS COMMENCES TENDER OFFER
ADD ONE

     Banc of America Securities LLC will act as Dealer Manager. Morrow & Co., Inc. will act as Information Agent. Any stockholders who require tender offer materials may contact the Information Agent at 445 Park Avenue, 5/th/ Floor, New York, New York, 10022; Call collect: (212) 754.8000. Banks and brokerage firms call: (800) 654.2468; stockholders please call: (800) 607.0088.

     None of Grubb & Ellis, its Board of Directors, the Dealer Manager or the Information Agent makes any recommendation to stockholders as to whether to tender or refrain from tendering shares.

     Grubb & Ellis Company is one of the nation's largest commercial real estate services firms. Through its offices, affiliates and global strategic alliance with Knight Frank, one of the leading property consulting firms in Europe, Africa and Asia Pacific, the company provides a full range of real estate services, including advisory, management and consultative services, to users and investors worldwide. With the collective resources of approximately 8,000 people in over 200 offices in 27 countries, Grubb & Ellis professionals arrange the sale or lease of such business properties as industrial, retail and office buildings, as well as the acquisition and disposition of multi-family and hospitality properties and commercial land. Major multiple-market clients have a single point of contact through the firm's corporate and institutional units for coordination of all of the firm's services as well as site selection, feasibility studies, market forecasts and research. For more information, visit the company's website at www.grubb-ellis.com.

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